SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 30, 2002

SCOR
(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 30, 2002

SCOR (Registrant)

By:	/s/ MAURICE TOLEDANO Maurice Tolédano, Principal Financial Officer

Significant loss expected for full year 2002
SCOR modifies its objectives

Before the Extraordinary General Meeting of shareholders which will take place on 5th November 2002 and the announcement of the Q3 2002 results, the Board of Directors of SCOR has asked the Company for a detailed statement of its situation as at June 30 2002 and of its prospects for the current financial year. This is also in order to respond to the legitimate questions asked by the financial markets and the Company’s shareholders. To achieve this, the Company has been assisted by independent actuarial firms for North America, Europe and Asia.

The result of this analysis was communicated to the General Management of the Group on October 26 and was the subject of a special meeting of the Audit Committee and of the Board of Directors on October 29 2002. Following a net profit of EUR 21 million as at June 30 2002, a net loss estimated at around EUR 250 million is expected for the full year 2002, due to the following factors:

•	A high level of claims in the third quarter as a result of flooding in Central Europe and Germany (EUR 70 million*) and the Group’s credit activities (EUR 38 million*)

•	The Company has had to mark to market its investment in Swiss Life through a provision for the financial year of a total of EUR 100 million*, following a recently announced reorganisation of this company (planned Share Exchange offer). In total, in 2002, SCOR will make around EUR 230 million* in provisions for depreciation and capital losses incurred on its equity portfolio. After these measures, SCOR’s investment portfolio presents net unrealised capital gains of EUR 254 million* as at the end of September 2002, compared to EUR 87 million* as at June 30 2002

•	The aforementioned actuarial analysis carried out with respect to the June 30 financial statements confirmed that the technical reserves were sufficient to allow the Group to fulfil its commitments. On the recommendation of the General Management, the Board of Directors has nonetheless decided to make an additional provision of EUR 225 million* for the Group, to bring the technical reserves concerned in line with the actuarial best estimates.

•	The additional provisions stem, in part, from the situation of SCOR’s Bermudan subsidiary CRP for the 1999 and 2000 underwriting years, the impact of which was highlighted by the actuarial review whose results have just been made known. They concern a limited number of contracts covering Workers Compensation in the United States. These contracts have been subject to an unusually high level of accumulated claims during the year, leading to a net loss for this subsidiary, estimated at EUR 100 million for the 2002 financial year. Immediate corrective measures have been taken:

•	Future estimated losses, which make up part of the estimate of the Group’s results, will be provisioned as at September 30

•	CRP will shift the orientation of its activities and drastically cut back on its underwriting activities, which be will subject to tougher checks

•	The management of this subsidiary will be restructured

•	For SCOR US, these additional provisions concern underwriting years prior to 2001, and mainly Program Business, which ceased to be underwritten at the end of 2001, but which continues to show unusual deteriorations.

•	All of these factors will lead to the restructuring and reinforcement of the Risk Control Department and the Group Internal Audit Department.

In addition, the Board notes that the Group’s underwriting results in 2002 in Property & Casualty and Large Corporate Accounts are, as at September 30 2002, in line with expectations, presenting a gross combined ratio of 92% and a net combined ratio of 98%.

Consequently, the Board of Directors has decided to centre SCOR’s strategy as from 2003 on restoring profitability. Following the Extraordinary General Meeting of shareholders on November 5, the Board will call a rights issue for an amount at least equal to the estimated loss for the financial year. The Board will take its decision on November 15 after the closing of the accounts for the third quarter.

The General Management will recommend to the Board a plan of action taking into account the following main factors:

•	A drastic reduction in ART and Credit & Surety reinsurance

•	The confirmed progress in Life reinsurance, the Group’s most profitable activity, which is the least exposed to dramatic variations in the level of claims

•	The continued development of the Large Corporate Accounts activity, in which pricing improvements are already producing excellent results by favouring short-tail risks

•	More stringent profitability requirements for the Property & Casualty business, insuring growth through premium rates, and non-proportional business, mainly in Europe and Asia

•	A significant reduction in operating costs over the course of the next two years.

Overall, the Group expects in 2003 and 2004, taking into account its activities which have been discontinued or which are being restructured (Program Business in the United States, American ART, Health, Credit & Surety), a stabilisation of its turnover and a return to profitability as from 2003.

N.B. * pre-tax figures

This is not an offer of securities for sale in the United States. The securities referred to in this document have not been and may not be registered in the United States. Securities may not be offered or sold in the United States unless they are registered or exempt from registration.

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company and in the Form 20-F for the year 2001 filed with the U.S. Securities and Exchange Commission on May 14, 2002.